Exhibit 99.2

March 3, 2020 2019 Fourth Quarter and Full Year Results Ended December 31, 2019 1

Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2018 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, including adjusted EBITDA, adjusted diluted EPS, and free cash flow. Reconciliations of non-GAAP measures to the most directly comparable GAAP measures are included in the appendix to this presentation. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this presentation. Constant currency changes for 2019 are calculated using the same foreign exchange rates as the corresponding 2018 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. Trademark Language The trademarks and/or service marks used herein are either trademarks or registered trademarks of IGT, its affiliates or its licensors. 2

Agenda Marco Sala, CEO Strategic Update 1 Timothy Rishton, Interim CFO Q4’19 and FY’19 Results 2 Q&A 3 3

Strategic Update 4

FY’19: Strong Finish to Year; Significant Improvement in Cash Flows 5 Full-year profit in top half of outlook Strong NAGI and Italy results Overcame >$130 million in headwinds Important inflection in cash flows $1.1 billion in cash from operations $651 million in free cash flow Excellent gaming product sales growth; unit shipments up 29% Continued Lottery expansion worldwide

FY’19: Gaming Momentum Fueled by Top-Performing Titles 6 Double-digit replacement unit growth; +13% in North America, +63% International North American installed base stable net of Oklahoma; yields up on game performance Won international awards for “Slot Provider of the Year” and “Best Slot Game” Eight Advantage system installations in North America; replaced incumbent in six Italy gaming machine wager trends impacted by higher taxes

FY’19: Sustained Growth for Global Lotteries 7 Instants and draw games SSR up 4.5% outside Italy 6th consecutive year of >mid-single digit growth FL, MI, TX, and UK among best performers Italy wagers up on 10eLotto and core wager growth; Scratch & Win wagers in line New games and distribution strategies support future growth Successful launch of MS Lottery; Brazil instant ticket launch planned for H2’20 This image cannot currently be displayed.

FY’20: Strengthening Global Leadership Across Verticals 8 Leading provider of retail and online solutions for North American Sports Betting market Operating profit expansion planned for FY’20 Expect to fully offset new Italy taxes, weaker VLT wager trends Lower LMA incentives planned for H1’20 due to light North America multistate jackpot activity Does not factor any potential COVID-19 impact Cash flows to remain strong Well positioned to build on leading positions across regulated gaming

2019 Fourth Quarter and Full Year Results 9

FY’19 Financial Highlights Operating Income Diluted EPS/ Adj. Diluted EPS Note: Adjusted results remove impact of purchase price amortization, impairment charges, restructuring expense and transaction expense (see appendix for details) EUR/USD FX daily average: 1.12 in 2019; 1.18 in 2018 $ M Revenue -1% (+2% at constant FX) 10 -2% (+3% at constant FX) Adjusted EBITDA -1% (+2% at constant FX)

Q4’19 Financial Highlights Operating Income Diluted EPS/ Adj. Diluted EPS Note: Adjusted results remove impact of purchase price amortization, impairment charges, restructuring expense and transaction expense (see appendix for details) EUR/USD FX daily average: 1.11 in Q4’19; 1.14 in Q4’18 $ M Revenue -1% (Flat at constant FX) 11 +99% (+112% at constant FX) Adjusted EBITDA +5% (+6% at constant FX)

Q4’19 North America Gaming & Interactive Highlights Revenue Key Performance Indicators Sharp increase in new & expansion units (Emerald Queen); rising ASPs Higher software and systems revenue Service revenue reflects poker site licenses executed in prior periods Yields rise on strong performance; Installed base down on OK removals Operating income up on strong product sales $ M except where noted otherwise 12 % Change % Change at Q4'18 Q4'19 as Reported Constant FX Revenue 275 300 9% 9% Operating income 51 68 33% 32% Machine Units Shipped Q4'18 Q4'19 New & expansion 247 1,405 Replacement 6,485 5,986 Total 6,732 7,391 Q4'18 Q1'19 Q2'19* Q3'19* Q4'19 Casino installed base (units) 23,108 22,713 21,073 21,071 20,493 *2,076 and 147 unit reductions in Q2 '19 and Q3 '19, respectively, per OK strategic agreement

Q4’19 North America Lottery Highlights Revenue Key Performance Indicators Solid growth in lottery ex-jackpot activity; Lower jackpot activity impacts service and LMA Product sales up on increased GameTouch™ machine sales and instant ticket printing Operating income reflects lower jackpot activity $ M except where noted otherwise 13 % Change % Change at Q4'18 Q4'19 as Reported Constant FX Revenue 309 279 -9% -9% Operating income 79 51 -35% -35% Same-store revenue growth Q4'18 Q4'19 Instant ticket & draw games 5.0% 3.8% Multistate jackpots 143.1% -62.8% Total SSR growth 21.3% -11.1% Q4'18 Q1'19 Q2'19 Q3'19 Q4'19 VLT installed base (units) 14,939 14,799 14,215 14,294 13,553

Q4’19 International Highlights Revenue Key Performance Indicators Strong gaming machine replacement unit sales 6% lottery SSR growth on broad-based European strength Gaming service reflects conversions in prior periods and lower Interactive revenue Operating income up on gaming machine mix and lower bad debt $ M except where noted otherwise 14 % Change % Change at Q4'18 Q4'19 as Reported Constant FX Revenue 221 226 2% 4% Operating income 28 53 87% 98% Machine Units Shipped Q4'18 Q4'19 New & expansion 528 406 Replacement 4,730 5,818 Total 5,258 6,224 Same-store revenue growth Q4'18 Q4'19 Instant ticket & draw games 4.1% 5.6% Multistate jackpots 8.6% 12.9% Total SSR growth 4.4% 6.1% Q4'18 Q1'19 Q2'19 Q3'19 Q4'19 Installed base (units) 14,905 15,085 14,475 14,332 14,857

Revenue Key Performance Indicators Strong sports betting and commercial services revenue offsets impact of higher gaming machine taxes Lottery wagers slightly below PY Gaming wagers impacted by reduction in return to player Operating income reflects sports betting strength, nearly offsetting higher taxes Q4’19 Italy Highlights $ M except where noted otherwise 15 -4 % Change % Change at Q4'18 Q4'19 as Reported Constant FX Revenue 462 448 -3% -1% Operating income 118 113 -4% -2% €M Q4'18 Q4'19 % Growth Lotto wagers 2,089 2,062 -1.3% 10eLotto 1,495 1,468 -1.8% Core 468 483 3.3% Late numbers 78 65 -16.5% MillionDAY 49 46 -7.2% S&W wagers 2,383 2,354 -1.2% Gaming wagers VLT - operator (B2C) 1,564 1,414 -9.5% AWP 997 958 -3.9% Interactive 492 577 17.2% Sports betting wagers 273 298 9.1% Sports betting payout 84.2% 83.3% -0.9 pp

Net Debt and Leverage Profile $ M except where noted otherwise 16 ~$380 million in debt reduction as reported; over $300 million at constant currency Leverage of 4.31x compared to 4.47x at December 31, 2018 Refinanced over $1.3 billion in 2019 extending maturities, lowering interest costs, and de-risking exposure to capital markets Net Debt/LTM EBITDA 4.47x 4.31x 7,761 (1,713) 395 235 (10) 442 164 234 (56) 7,452 (70) 7,382 12/31/18 @ 1.15 Adjusted EBITDA Interest Exp. - Net Income Taxes Other Cash from Ops. CapEx Dividends Paid Minorities Other (Net) Before FX FX 12/31/19 @ 1.12

Cash Flow Statement $ M except where noted otherwise $1,093 million in operating cash flow $651 million of free cash flow $234 million of minority distributions Accelerated return of capital to Lotto JV partners $164 million returned to shareholders $75 million in proceeds from sale of non-core assets 17 YTD Cash Flow 12/31/2019 Net Cash Flows from Operating Activities 1,093 CapEx (442) Free Cash Flow 651 Debt Proceeds/(Repayment), Net 100 Other - Net (346) Other Investing/Financing Activities (246) Net Cash Flow 405 Effect of Exchange Rates/Other (22) Net Change in Cash and Restricted Cash 383 Cash and Restricted Cash at End of the Period 894

FY’20 Outlook Operating income of $740 - $790 million Depreciation and amortization of $870 - $880 million CapEx of $400 - $500 million Assumes full-year EUR/USD rate of 1.10 Does not factor any potential COVID-19 impact 18

Q & A 19

Appendix 20

Q4’19 Income Statement (As Reported) $ M except where noted otherwise 21 Income Statement Q4'19 Q4'18 % Change Service revenue 968 1,029 -6% Product sales 285 237 20% Total Revenue 1,253 1,266 -1% Adjusted EBITDA 436 416 5% Operating Income 81 41 99% Interest expense, net (101) (104) Foreign exchange (102) 32 Other (5) (9) Financial Charges, Net (208) (81) Income(Loss) Before Tax (126) (40) Net Income (Loss) (138) (70) Net Income (Loss) - Owners (168) (102) Diluted EPS (0.82) (0.50)

Q4’19 Reconciliation of Non-GAAP Measures $ M except where noted otherwise 22 As Reported Q4'19 Q4'18 Net income (loss) (138) (70) Provision for income taxes 12 30 Interest expense, net 101 104 Foreign exchange loss (gain), net 102 (32) Other non-operating expense, net 4 9 Operating income 81 41 Goodwill impairment 99 118 Depreciation 119 121 Amortization - purchase accounting 48 49 Amortization - non-purchase accounting (a) 75 71 Stock-based compensation expense 7 8 Other (b) 7 8 Adjusted EBITDA 436 416 Cash flows from operating activities 304 (219) Capital expenditures (109) (159) Free Cash Flow 195 (378) (a) Includes amortization of upfront license fees (b) Includes non-goodwill impairment charges, restructuring expense, and transaction-related costs

FY’19 Income Statement (As Reported) $ M except where noted otherwise 23 Income Statement FY '19 FY '18 % Change Service revenue 3,861 4,046 -5% Product sales 925 785 18% Total Revenue 4,786 4,831 -1% Adjusted EBITDA 1,713 1,737 -1% Operating Income 637 647 -2% Interest expense, net (410) (417) Foreign exchange 40 129 Other 18 (55) Financial Charges, Net (352) (343) Income Before Tax 285 304 Net Income (Loss) 112 115 Net Income (Loss) - Owners (19) (21) Diluted EPS (0.09) (0.10)

FY’19 Reconciliation of Non-GAAP Measures $ M except where noted otherwise 24 As Reported FY '19 FY '18 Net income (loss) 112 115 Provision for income taxes 173 189 Interest expense, net 410 417 Foreign exchange loss (gain), net (40) (129) Other non-operating expense, net (18) 55 Operating income 637 647 Goodwill impairment 99 118 Depreciation 434 433 Amortization - purchase accounting 192 200 Amortization - non-purchase accounting (a) 293 290 Stock-based compensation expense 27 33 Other (b) 31 16 Adjusted EBITDA 1,713 1,737 Cash flows from operating activities 1,093 30 Capital expenditures (442) (533) Free Cash Flow 651 (503) (a) Includes amortization of upfront license fees (b) Includes non-goodwill impairment charges, restructuring expense, and transaction-related costs